SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: February 22, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)
Enclosed:
News Release

February 22, 2011
Altynalmas Gold announces a 50% increase in Indicated Mineral Resources at the Kyzyl Gold Project in Kazakhstan
Feasibility study proceeding on schedule
VANCOUVER, CANADA — Robert Friedland, Executive Chairman and CEO of Ivanhoe Mines and Chairman of Altynalmas Gold, and David Woodall, President and CEO of Altynalmas Gold, today announced a 50% increase in Indicated Mineral Resources as part of an update of the NI 43-101 Mineral Resources for the Bakyrchik Deposit, which is part of the company’s Kyzyl Gold Project in northeastern Kazakhstan. Ivanhoe Mines owns 50% of Altynalmas Gold.
Based on drilling results available to December 1, 2010, internationally recognized minerals industry consulting firm Roscoe Postle Associates Inc. (RPA) now estimates that the deposit contains 22.16 million tonnes of Indicated Mineral Resources grading 8.72 grams/tonne (g/t) gold, containing 6.2 million ounces of gold, and an additional 9.67 million tonnes of Inferred Mineral Resources grading 7.43 g/t gold, containing 2.3 million ounces (Table 1). The reported Mineral Resources include Mineral Reserves previously disclosed on June 30, 2010.
Table 1. Mineral Resource Estimate for the Bakyrchik Deposit as of December 1, 2010 —
Inclusive of Mineral Reserves

	Tonnes	Gold Grade	Contained Gold
Resource Classification	(million)	(g/t)	(ounces)
Indicated	22.16	8.72	6,217,000
Inferred	9.67	7.43	2,311,000
Notes:
1.	CIM Definition Standards have been followed for classification of Mineral Resources.

2.	Mineral Resources are reported at a cut-off of 3.0 grams per tonne gold.

3.	Mineral Resources were estimated using an average long-term gold price of US$1,000 per ounce and an assumed recovery of 87%.

4.	The Mineral Resource estimate uses drill hole data available as of December 1, 2010.

5.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

6.	Totals may not add correctly due to rounding.
Altynalmas is continuing its drilling program designed to expand and upgrade the NI 43-101-compliant resources and reserves at the Kyzyl Project. A total of 78,020 metres were drilled during 2010 and an updated Mineral Resource estimate based on all 2010 drilling is expected in March 2011. An additional 25,000 metres are planned to be completed during 2011 on the recently enlarged Bakyrchik Mining Lease and a further 50,000 metres are planned to begin the delineation of the satellite deposits on the surrounding exploration licence.

Recently assayed significant drill intercepts of high-grade gold mineralization, which approximate true widths, included:
•	11 metres at 15.43 grams per tonne (g/t) gold and 11 metres at 12.06 g/t gold in Lens 12; and,

•	18 metres at 6.15 g/t gold and 11 metres at 8.17 g/t gold in Lens 9.
A complete summary of recent drill results is included in accompanying tables.
Kyzyl Gold Project feasibility study proceeding on schedule
The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.
A pre-feasibility study for the Kyzyl Project was completed in August 2010. The Bakyrchik Deposit’s definitive feasibility study, which began in September 2010, is expected to be completed in the second quarter of 2011.
“The increase in the Bakyrchik Mineral Resource base, particularly the 50% increase in Indicated Mineral Resources, bodes well for the estimation of Reserves in the upcoming feasibility study,” Mr. Woodall said.
“The expected improvement in the economics of the Kyzyl Gold Project, combined with the continuation of the very encouraging drilling results, should provide the basis for the commencement of construction in 2011 of a 1.5-million-tonne per year fluidized-bed roasting plant to process the project’s refractory ores.”
The gold deposits at the Kyzyl Gold Project consist of a series of mineralized lenses, or lodes, lying within a large shear zone. Gold mineralization is hosted within sheared carbonaceous sediments of the fault zones and principally is contained within sulphide mineralization occurring in association with quartz stockworks, which crosscut and parallel the foliation of the sediments.
Update on estimation of Bakyrchik Deposit’s Mineral Resources
The Mineral Resources at the Bakyrchik Deposit are hosted in seven mineralized lenses located along the Kyzyl shear zone. Collectively, the lenses measure 2,400 metres along strike by 1,700 metres down dip, extending from surface to a depth of 1,000 metres. The reported Mineral Resources by lens at varying cut-off grades, as shown in Table 2, are inclusive of Mineral Reserves previously disclosed on June 30, 2010.
The Bakyrchik digital drill-hole database includes 2,372 historic holes totalling 658,954 metres of core plus 156 recent holes drilled by Altynalmas, totalling 62,591 metres of core. Both data sets were verified and validated by RPA and are acceptable to estimate Mineral Resources.
A set of cross-sections and plan views were interpreted to construct three-dimensional wireframe models of the mineralized lenses using the descriptive logs, a minimum grade of 3.0 g/t gold and a minimum thickness of 1.5 metres. More than 73% of the intersections have a true thickness of four metres or greater. Prior to compositing to two-metre lengths, high grades were cut to 35 g/t gold. Gold grade was estimated using ordinary kriging. Block size is five metres by five metres by five metres. Bulk density is 2.7 t/m3. Classification into the Indicated and Inferred categories was completed manually for each lens based on drill-hole spacing, gold grade continuity and geometric continuity.

Table 2. Mineral Resource Estimate for the Bakyrchik Deposit as of December 1, 2010 —
Inclusive of Mineral Reserves

		INDICATED RESOURCES			INFERRED RESOURCES
			Gold	Contained		Gold	Contained
Lens	Cut-off	Tonnage	Grade	Gold	Tonnage	Grade	Gold
	(Au g/t)	(x1,000)	(g/t)	(oz x1,000)	(x1,000)	(g/t)	(oz x1,000)
Lens 1	>=6.0	11,799	10.40	3,944	3,972	8.74	1,116
	>=5.0	12,932	9.97	4,145	4,660	8.25	1,236
	>=4.0	13,735	9.65	4,262	5,469	7.71	1,355
	>=3.0	14,237	9.44	4,320	6,132	7.26	1,431
	>=2.0	14,366	9.38	4,330	6,338	7.10	1,447
Lens 9	>=6.0	1,836	9.67	571	597	8.20	158
	>=5.0	2,344	8.77	661	741	7.68	183
	>=4.0	2,768	8.11	722	876	7.18	202
	>=3.0	3,143	7.57	764	963	6.85	212
	>=2.0	3,338	7.28	781	1,106	6.28	223
Lens 12	>=6.0	2,280	10.16	745	1,649	9.90	525
	>=5.0	2,716	9.42	822	1,814	9.50	554
	>=4.0	3,170	8.71	887	2,105	8.77	594
	>=3.0	3,507	8.21	926	2,381	8.16	625
	>=2.0	3,637	8.01	936	2,436	8.03	629
Lenses 4, 5 & 7	>=6.0	13	6.31	3	2	6.08	0
	>=5.0	52	5.65	9	33	5.52	6
	>=4.0	232	4.64	35	71	4.92	11
	>=3.0	476	4.08	62	92	4.64	14
	>=2.0	598	3.78	73	97	4.54	14
Lens 8	>=6.0	337	7.09	77	84	9.45	25
	>=5.0	484	6.60	103	91	9.09	27
	>=4.0	660	6.04	128	103	8.62	28
	>=3.0	800	5.60	144	106	8.43	29
	>=2.0	876	5.33	150	108	8.35	29
All Lenses	>=6.0	16,266	10.21	5,340	6,304	9.00	1,824
	>=5.0	18,528	9.64	5,741	7,339	8.50	2,006
	>=4.0	20,565	9.13	6,034	8,624	7.90	2,191
	>=3.0	22,163	8.72	6,217	9,675	7.43	2,311
	>=2.0	22,815	8.55	6,271	10,085	7.22	2,342
Notes:
1.	CIM Definition Standards have been followed for classification of Mineral Resources.

2.	Mineral Resources are reported at a cut-off of 3.0 grams per tonne gold.

3.	Mineral Resources were estimated using an average long-term gold price of US$1,000 per ounce and an assumed recovery of 87%.

4.	The Mineral Resource estimate uses drill hole data available as of December 1, 2010.

5.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

6.	Totals may not add correctly due to rounding.
Quality Assurance and Quality Control — Altynalmas Drilling
Exploration core was drilled HQ size (63.5-mm-diameter core) using western drill strings. Triple tube HQ3 (61.1-mm-diameter core) was used within, and on the shoulders, of the mineralized zone. Assaying of most samples was completed at ALS Minerals, an independent ISO-credited laboratory in Vancouver, Canada, using fire assay fusion, followed by a gravimetric analysis procedure. A total of 205 samples located within the lens wireframe models were assayed at the mine laboratory using a fire assay method. These samples are from the more recent drilling and represent less than 2% of the total number of assays within mineralized wireframe models.

Quality assurance and quality control is independently monitored and audited by RPA with a quality-control program, which includes the use of matrix matched assay standard reference samples, blanks, duplicates, repeats and internal ALS Minerals quality-assurance procedures.
Qualified Person — Resource
The Mineral Resources for the Bakyrchik Deposit disclosed in this news release have been estimated by David Ross, P.Geo., an employee of RPA and independent of Ivanhoe Mines. Mr. Ross is a “Qualified Person” for the purpose of National Instrument 43-101. The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Ross has read and approved the contents of this news release as it pertains to the disclosed mineral resource estimate.
New Altynalmas drilling results continue to correlate well with Soviet-era results
The assay results from resource-upgrade drilling of Bakyrchik Deposit lenses 12, 9 and 1 are listed below in Tables 3, 4 and 5 respectively and also are shown on accompanying illustrations. Intersection widths in recent drilling on lenses 12 and 9 correlate well with the results of the earlier, Soviet-era drilling results. Drilling also produced some significantly higher grades, particularly in Lens 12. Recent drilling in the main Lens 1 area was focused on the periphery of the lens; as such, the widths and grades are lower than those previously released.
Initial exploration drilling results from the Globoki Log area, located on the Mining Lease immediately east of the main Bakyrchik Deposit, are presented in Table 4.
Table 3. Bakyrchik Deposit Drill Results: Lens 12, November 23, 2010

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-084-2010	434500	369.0	375.0	6.0	17.51

BAK-086-2010	434500	324.0	327.0	3.0	4.37

BAK-089-2010	434500	275.0	278.0	3.0	5.37

BAK-082-2010	434525	297.0	302.0	5.0	21.66
includes		298.0	301.0	3.0	31.45

BAK-095-2010	434525	356.0	363.0	7.0	18.63
includes		358.0	362.0	4.0	25.64

BAK-067-2010	434550	269.0	274.0	5.0	2.83

BAK-081-2010	434550	324.0	332.0	8.0	11.06

BAK-087-2010	434550	343.0	354.0	11.0	15.43
includes		345.0	350.0	5.0	24.80

BAK-068-2010	434575	224.0	228.0	4.0	8.02

BAK-092-2010	434575	373.0	381.0	8.0	9.34

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-076-2010	434600	180.0	188.0	8.0	5.66

BAK-103-2010	434600	241.0	251.0	10.0	9.79

BAK-111-2010	434600	209.0	218.0	9.0	10.98

BAK-099-2010	434625	293.0	302.0	9.0	14.82

BAK-101-2010	434625	344.0	347.0	3.0	6.23

BAK-107-2010	434625	271.0	282.0	11.0	12.06

BAK-079-2010	434650	177.0	185.0	8.0	25.27
includes		178.0	184.0	6.0	31.56

BAK-093-2010	434650	322.0	326.0	4.0	9.85

BAK-105-2010	434650	240.0	251.0	11.0	11.48

BAK-109-2010	434650	267.0	280.0	13.0	10.45

BAK-071-2010	434675	207.0	215.0	8.0	11.51
Table 4. Bakyrchik Deposit Drill Results: Lens 9, November 23, 2010

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-091-2010	436250	258.0	261.0	3.0	5.35

BAK-088-2010	436275	312.0	316.0	4.0	12.33

BAK-090-2010	436325	304.0	316.0	12.0	10.03

BAK-085-2010	436375	275.0	283.0	8.0	8.00

BAK-083-2010	436475	213.0	217.0	4.0	10.18
and		233.0	240.0	7.0	7.36

BAK-080-2010	436500	256.0	274.0	18.0	6.15

BAK-074-2010	436525	229.0	240.0	11.0	8.17

BAK-077-2010	436550	260.0	269.0	9.0	4.82

BAK-075-2010	436575	226.0	229.0	3.0	4.44

BAK-078-2010	436600	251.0	254.0	3.0	4.08

BAK-072-2010	436625	212.0	217.0	5.0	7.63
and		220.0	223.0	3.0	5.09

Table 5. Bakyrchik Deposit Drill Results: Lens 1, November 23, 2010

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-059-2010	435125	441.0	444.0	3.0	2.27

BAK-049-2010	435425	463.0	466.0	3.0	2.62

BAK-044-2010	435450	322.0	326.0	4.0	3.99

BAK-055-2010	435525	252.0	258.0	6.0	5.70
and		337.0	340.0	3.0	2.73

BAK-052-2010	435550	268.0	272.0	4.0	4.40

BAK-056-2010	435600	307.0	310.0	3.0	2.78

BAK-063-2010	435600	255.0	259.0	4.0	8.16

BAK-060-2010	435625	257.0	261.0	4.0	6.00

BAK-065-2010	435750	198.0	202.0	4.0	3.79
Table 6. Bakyrchik Deposit Drill Results: Globoki Log, November 23, 2010

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-098-2010	436800	200.0	203.0	3.0	2.33

BAK-106-2010	437200	192.0	195.0	3.0	4.69

BAK-110-2010	437300	209.0	212.0	3.0	4.79

BAK-108-2010	437350	190.0	193.0	3.0	3.63

BAK-104-2010	437600	282.0	285.0	3.0	5.36

BAK-112-2010	438400	203.0	206.0	3.0	10.21

BAK-117-2010	438450	146.0	150.0	4.0	4.16
and		162.0	179.0	17.0	30.43
includes		163.0	178.0	15.0	33.11

Notes:

1.	Intersection assays are a composite of one-metre assays calculated from interval-weighted assays over the intersection length using a 2.0 g/t gold cut-off.

2.	The included intervals are significantly higher in tenor and exceed 15.0 g/t gold within the 2.0 g/t gold cut-off intervals.

3.	No high assay values have been cut.

4.	Interval widths generally are equivalent to true widths.

5.	The following recently assayed holes did not intersect significant mineralization:

Lens	Hole-ID	Section
12	BAK-094-2010	434600
1	BAK-047-2010	435250
1	BAK-066-2010	435775
1	BAK-070-2010	435875
Globoki Log	BAK-096-2010	436850
Globoki Log	BAK-097-2010	436900
Qualified Person — Disclosure
Disclosures of a scientific or technical nature in this release have been reviewed by David Woodall, Chief Executive Officer of Altynalmas Gold Ltd. and a Qualified Person as defined by National Instrument 43-101.
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (ASX, TSX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830
Website: www.ivanhoemines.com

Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting Altynalmas Gold’s planned exploration and development work; the planned drilling; and the timing for completion of the planned prefeasibility study.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the company’s most recent MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This release contains references to estimates of mineral reserves and resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Looking North
500 Elev
500 Elev
West Shaft
Surface
330 Level
250 Level
Central Shafts
East Shaft
LENS 12
DRILLING
Lens 8
LENS 9
DRILLING
GLOBOKI LOG
DRILLING
0 Elev
0 Elev
Lens
3-4-5
Lens 12
LENS 1
DRILLING
Lens 9
-500 Elev
-500 Elev
Lens 1
435000 E
436000 E
437000 E
-1000 Elev
-1000 Elev
Resource Class
Indicated
Inferred
As of December 1, 2010
0 100 200 300 400 500
Metres
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazahkstan
Bakyrchik Deposit
Longitudinal Section
Drilling Locations
December 1, 2010

400 N
600 N
800 N
1000 N
1200 N
1400 N
Surface
400 Elev
200 Elev
0 Elev
-200 Elev
-400 Elev
LITHOLOGY
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TB
QZ
5m @ 2.83 g/t Au
8m @ 11.06 g/t Au
11m @ 15.43 g/t Au
BAK-087-2010
BAK-119-2010
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Lens 12
Vertical Section 434575E
Drill Hole Trace, Lithology, Lens
December 1, 2010
Legend:
Black Trace= Historical Drill Hole
Lithology Trace= Altynalmas Drill Hole
Red Shading= Mineralized Zone
0
50
100
150
200
Metres

200 N
400 N
600 N
800 N
1000 N
1200 N
Surface
400 Elev
200 Elev
0 Elev
-200 Elev
-400 Elev
12m @ 10.03 g/t Au
BAK-050-2010
LITHOLOGY
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TB
QZ
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazahkstan
Lens 9
Vertical Section 436325E
Drill Hole Trace, Lithology, Lens
December 1, 2010
0 50 100 150 200
Metres
Legend:
Black Trace= Historical Drill Hole
Lithology Trace= Altynalmas Drill Hole
Red Shading= Mineralized Zone

400 N
600 N
800 N
1000 N
1200 N
1400 N
Surface
400 Elev
200 Elev
0 Elev
-200 Elev
-400 Elev
LITHOLOGY
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TB
QZ
4m @ 7.83 g/t Au
14m @ 10.31 g/t Au
11m @ 14.76 g/t Au
17m @ 7.06 g/t Au
43m @ 11.18 g/t Au
40m @ 10.96 g/t Au
27m @ 11.15 g/t Au
38m @ 17.13 g/t Au
49m @ 10.05 g/t Au
BAK-024-2009
BAK-001-2009
BAK-002-2009
BAK-003-2009
BAK-005-2009
BAK-014-2009
BAK-007-2009
BAK-048-2010
BAK-023-2010
BAK-026-2010
BAK-123-2010
BAK-134-2010
BAK-143-2010
0
50
100
150
200
Metres
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazahkstan
Lens 1
Vertical Section 435300E
Drill Hole Trace, Lithology, Lens
December 1, 2010
Legend:
Black Trace= Historical Drill Hole
Lithology Trace= Altynalmas Drill Hole
Red Shading= Mineralized Zone

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: February 22, 2011	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary